Exhibit 2.01

ABIGAIL (UK) LIMITED
11 September 2009

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN
WHOLE OR IN PART, IN OR INTO OR FROM ANY RESTRICTED JURISDICTION
WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS
OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

Recommended Cash Offer of 16.25 pence per Ordinary Share

by

Abigail (UK) Limited
(a wholly-owned subsidiary of Virage Logic Corporation)

for

ARC International plc

Offer for ARC International plc extended

On 21 August 2009, Abigail (UK), a wholly-owned subsidiary of Virage Logic, made a recommended cash offer for the entire issued and to be issued share capital of ARC, at an offer price of 16.25 pence per share.

Level of acceptances

As at 1.00 p.m. (London time) on 11 September 2009, the first closing date of the Offer, Abigail (UK) had received valid acceptances of the Offer in respect of 123,031,828 ARC Shares, representing approximately 79.66 per cent. of ARC’s issued ordinary share capital.

This total includes acceptances in respect of 86,616,263 ARC Shares, representing approximately 56.09 per cent. of the existing issued ordinary share capital of ARC in respect of which Abigail (UK) had received irrevocable undertakings to accept the Offer.

Extension of Offer

Abigail (UK) further announces that the Offer, which remains subject to the terms and conditions set out or referred to in the Offer Document, has been extended until 1.00 p.m. (London time) on 25 September 2009. The right is reserved to close or extend further the Offer at that time. Any further extensions of the Offer Period will be publicly announced no later than 8.00 a.m. (London time) on the Business Day following the date on which the Offer was due to expire, or such later date or time as the Panel may agree.

ARC Shareholders who wish to accept the Offer and have not yet done so are urged to do so in the manner set out in the offer document published on 21 August 2009 (the "Offer Document") as soon as practicable and in any event by no later than 1.00 p.m. on 25 September 2009, the next closing date for the Offer.

If you hold your ARC Shares in certificated form (that is, not in CREST), to accept the Offer you should complete, sign and return the Form of Acceptance (together with your share certificate(s) and any other documents of title) as soon as possible and, in any event, so as to be received by no later than 1.00 p.m. (London time) on 25 September 2009 by Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.  Additional Forms of Acceptance are available from Capita Registrars by telephoning 0871 664 0321 from within the UK or on + 44 20 8639 3399 if calling from outside the UK.

If you hold your ARC Shares in uncertificated form (that is, in CREST), to accept the Offer you should follow the procedure for Electronic Acceptance through CREST so that the TTE instruction settles as soon as possible and, in any event, no later than 1.00 p.m. (London time) on 25 September 2009. If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action as only your CREST sponsor will be able to send the necessary TTE instructions to Euroclear UK in relation to your ARC Shares.

Copies of the Offer Document and the Form of Acceptance are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Macfarlanes at 20 Cursitor Street, London, EC4A 1LT, while the Offer remains open for acceptance.

Capitalised terms used but not defined in this announcement have the same meaning as given to them in the Offer Document.

Enquiries:

Virage Logic Corporation	Tel: +1 510 360-8000
Brian Sereda

Cowen and Company, LLC (Joint financial adviser to Abigail (UK) and Virage Logic)	Tel: +1 646 562-1000
Peter Petitt
Edward Rubin

Arbuthnot Securities Limited (Joint financial adviser to Abigail (UK) and Virage Logic)	Tel: +44 (0) 20 7012 2000
Nick Tulloch
James Steel

Arbuthnot Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Abigail (UK) and Virage Logic and for no one else in connection with the Offer. Arbuthnot Securities Limited is not acting for, and will not be responsible to, anyone other than Abigail (UK) and Viarge Logic for providing the protections afforded to customers of Arbuthnot Securities Limited or providing advice in relation to the Offer.

Cowen and Company, LLC is acting exclusively for Abigail (UK) and Virage Logic and no one else in connection with the Offer and will not be responsible to anyone other than Abigail (UK) and Virage Logic for providing the protections afforded to clients of Cowen and Company, LLC nor for providing advice in relation to the Offer.

This announcement is not intended to and does not constitute or form any part of an offer to sell or an invitation to purchase or the solicitation of an offer to subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer is being made solely through the Offer Document and, in the case of certificated ARC Shares, the Form of Acceptance, which will together contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and, in the case of certificated ARC Shares, the Form of Acceptance.

The Offer is being made solely by Abigail (UK) and neither Cowen and Co, LLC nor Arbuthnot Securities Limited nor any of their respective affiliates are making the Offer.

Overseas Shareholders

The distribution of this announcement in jurisdictions other than the United Kingdom or the United States may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Unless otherwise determined by Abigail (UK), the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of any Restricted Jurisdiction and will not be capable of acceptance by any such use, means or facility or from within any such Restricted Jurisdiction. Accordingly, unless otherwise determined by Abigail (UK), copies of this announcement and any documentation relating to the Offer (including, without limitation, the Offer Document and the Form of Acceptance) are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send any such documents in or into or from any such Restricted Jurisdiction, as doing so may invalidate any purported acceptance of the Offer. Any person (including, without limitation, custodians, nominees and trustees) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement, the Offer Document and/or the Form of Acceptance (if applicable) and/or any other related document to any jurisdiction outside the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of any relevant jurisdiction. Neither the SEC nor any US state securities commission has approved or disapproved this Offer or passed upon the adequacy or completeness of this announcement or any other documentation relating to the Offer (including, without limitation, the Offer Document and the Form of Acceptance). Any representation to the contrary is a criminal offence.

It is the responsibility of each Overseas Shareholder to inform himself, herself or itself about and observe any applicable legal requirements. No Restricted Overseas Shareholder receiving a copy of this announcement, the Offer Document and/or the Form of Acceptance in any jurisdiction other than the United Kingdom or the United States may treat the same as constituting an invitation or offer to him and in such circumstances, this announcement, the Offer Document and/or the Form of Acceptance are sent for information only. It is the responsibility of any Overseas Shareholder receiving a copy of this announcement, the Offer Document and/or Form of Acceptance and wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Offer, including obtaining any governmental, exchange control or other consents which may be required, and compliance with other necessary formalities needing to be observed and payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such Overseas Shareholder will be responsible for any such issue, transfer or other taxes or duties by whomsoever payable and Abigail (UK) and Virage Logic (and any person acting on behalf of Abigail (UK) or Virage Logic) shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes or duties or other requisite payments as Abigail (UK) or Virage Logic (and any person acting on behalf of Abigail (UK) or Virage Logic) may be required to pay.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of ARC, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "Offer Period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of ARC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of ARC by Abigail (UK), Virage Logic or ARC, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

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